UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S  R E L E A S E

May 31, 2007

Minefinders Begins Drilling in Sonora and Nevada - Stakes Large Land Package in Sierra Madre Belt

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) provides an update on current exploration outside of its Dolores project.

Highlights include:

- the commencement of drilling on the Planchas de Plata and Real Viejo properties in Northern Sonora, Mexico and the Gutsy Property in Nevada

- the acquisition of over 75,000 hectares of mineral concessions in the Sierra Madre Range of northern Mexico, in a geological setting similar to the Dolores project

Company President, Mark Bailey, commented: “As we advance the Dolores gold and silver mine to production, we continue to put our exploration expertise to work. Over the years of exploring and developing Dolores, we have assembled one of the strongest exploration teams in Mexico. With a significant exploration budget, I am confidant that our field activity will continue to be rewarded.”

Planchas de Plata and Real Viejo Projects, Sonora

Drilling at the Planchas de Plata and Real Viejo silver projects, in northern Sonora, Mexico, is expected to get underway this week. The program is designed to identify additional high-grade silver mineralization at both projects.

Planchas de Plata

Drilling will start at Planchas de Plata and then shift to Real Viejo, located 10 kilometers to the northwest. At Planchas de Plata, recent geologic mapping, geochemical sampling and review of previous drilling has identified a number of mineralized trends that remain open along strike and at depth as well as a series of indicators (alteration, geochemistry, geologic, and geophysical trends) that suggest the potential for concealed mineralization in the underlying rhyodacite rocks.

In 2005 and 2006, drilling at Planchas de Platahas identified continuous high-grade silver mineralization within two shallow, sub-parallel flat-lying zones that extend a minimum of 80 meters in width, 300 meters in length, and range from 15 meters to 30 meters in thickness. Lower-grade mineralization extends in all directions from the main zone. Widely-spaced step-out drilling last fall encountered narrower (1.5 meters to 9.1 meters), high-grade intercepts in similar stratigraphic horizons up to 2.5 kilometers from the main zone.

Given the extent of untested ground with similar indicators and structural fabric, the 2007 drill program has good potential to significantly expand known high-grade mineralization.

Real Viejo

The program at Real Viejo will test targets not drilled in 2006 because of drill rig scheduling. Drilling will be designed to offset and expand on mineralization identified in 2005 (as reported February 8, 2006). In that program, drill intercepts included 26.7 meters averaging 71.8 grams per tonne (“g/t”) silver (2.09 opt over 87.6 feet) at a depth of 14.3 meters (47 feet) and 698 g/t silver over 2.15 meters (20.36 opt over 7.1 feet).

The drill contract with Intercore Drilling based in Guadalajara, Mexico calls for a minimum of 5,000 meters, but will be extended based upon results.

Gutsy Project, Nevada

Drilling is now underway on the Company’s 100% owned Gutsy Project, located in Elko County, Nevada, within the prolific Carlin Trend. A minimum 1600 meter (5300 feet) program will be conducted by Major Drilling, of Salt Lake City, Utah.

The project is a structural zone identified by the Company’s geologists, approximately five kilometers north of Newmont’s Rain Mine and adjacent Rain extension deposits. The Rain complex hosts more than four million ounces of gold in structurally controlled mineralization within the Webb Formation.

The current drill program will target mineralization along and beneath surface outcrops of jasperoid and gossan, in an effort to define host stratigraphy and geochemical zonation. Outcrops are found over more than three kilometers of a major east-west to north-northwest trending structural zone. This orientation is sub-parallel to the Rain structure that formed the feeder for the Rain deposits.

Sierra Madre Property Acquisition, Mexico

In 2006, the Company commenced an extensive, helicopter-supported regional reconnaissance program to identify significant mineralized zones with geochemistry and geology similar to that of its Dolores deposit. As a result of this program, the Company has now staked over 75,000 hectares (75 sq. km.) of prospective ground within the Sierra Madre mineral belt of northern Mexico and continues to work to acquire several additional prospective areas that have been identified.

Staking in this area was based on the results of more than 76 samples that returned up to 16.85 g/t gold and 1530 g/t silver (42.35 g/t Aueq*) from dump samples and 7.40 g/t gold with 311 g/t silver (12.4 g/t Aueq*) over 2 meters width in line samples. Of 46 samples taken along the two kilometer main zone of interest, 28.9% contained greater than 1 g/t gold and averaged 4.57 g/t gold with 282 g/t Ag (9.27 g/t Aueq*). Within this trend, altered zones of up to 200 meters in width were observed. (*Aueq means “gold equivalent”, calculated using a 60:1 silver to gold ratio, without regard to metallurgical recoveries.)

The Company will now begin detailed exploration programs, including geological mapping and grid sampling, over priority target areas identified during the reconnaissance program. Successful results from this work will lead to a first phase drill program, possibly before the end of the year. Follow-up exploration over a larger area is also underway to identify additional targets within this highly-prospective ground.

Dolores Project Update

Construction continues at a steady pace on the Dolores project with more than 380 personnel on site. Equipment deliveries have been ongoing with a significant number of the project equipment now on site. Although earthworks in the truck shop area and leach pad have gone more slowly than expected, due in part to the need for additional blasting and a shortage of contractor equipment, work on the Merrill-Crowe plant has progressed well, with installation of solution tanks, filters and clarifiers, and the recent completion of the roof over the main building.

Installation of steel at the crusher sites is ongoing and footings for the conveyor systems are being poured. A more detailed update on Dolores mine construction will be provided at the end of the second quarter.

Separately, the Company has been advised by its consultants that an updated independently-audited Dolores project resource model is near completion and will be released to it shortly. The report has taken longer than originally understood, apparently as a result of constraints on available manpower, typical of the mining industry in general at present.

The updated report, based on drilling through the end of 2006, will be the first audit of Dolores project resources since the November 2004 report on which the Dolores feasibility study was based. It is expected to have significant positive implications for the economics of the Dolores gold and silver mine.

Quality Control and Assurance

All analyses reported are fire assay analyses for gold and multi-acid digestion with AA analyses or fire assay analyses for silver, and completed by either Chemex Labs of Vancouver, Canada, or Inspectorate Labs of Sparks, Nevada. Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the Planchas de Plata, Real Viejo and Gutsy Projects and is responsible for the contents of this news release.

About Minefinders

Minefinders is a highly successful precious metals exploration company. It is currently constructing the 18,000 tonnes per day Dolores open pit gold and silver mine in Chihuahua, Mexico.

The Company continues exploration to expand the gold and silver resources on the Dolores property for future development. In addition, it has commenced follow-up programs of exploration drilling on its Planchas de Plata and Real Viejo projects in Sonora, Mexico and initial drilling on its Gutsy gold prospect in the Carlin Trend of Nevada.

The Company continues to evaluate other opportunities in the Americas and has recently added to its already significant holdings of mineral concessions in Mexico.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and potential growth in size, of the Company’s mineral reserves and resources, the economic feasibility of, and commencement of mine construction and mining operations at, the Company’s Dolores Project and the timing and contents of resources estimates relating to, and the further exploration and development of, its mineral projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission (“SEC”). Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date May 31, 2007
By: /s/ Paul MacNeill Paul C. MacNeill, Director